Exhibit 4.E

DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of Peapack-Gladstone Financial Corporation (“Peapack”) presently consists of 42,000,000 shares of common stock, no par value, and 500,000 shares of preferred stock. As of December 31, 2019, 18,926,810 shares of our common stock and no shares of preferred stock were outstanding, along with an additional number of shares of common stock issuable pursuant to warrants and employee stock options.

The following is a summary of the terms of our capital stock. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to our Restated Certificate of Incorporation, a copy of which has been filed with the Securities and Exchange Commission and is also available upon request from us.

Peapack is a New Jersey corporation governed by the New Jersey Business Corporation Act and a registered bank holding company under the Bank Holding Company Act.

Common Stock

The following describes certain general terms of our common stock.

Dividend Rights.  The holders of Peapack’s common stock are entitled to receive dividends, when, as and if declared by the Board of Directors of Peapack out of funds legally available. The only statutory limitation is that such dividends may not be paid when Peapack is insolvent. Since the principal source of income for Peapack will be dividends on common stock paid to Peapack by Peapack-Gladstone Bank (the Bank”), Peapack’s ability to pay dividends to its shareholders will depend on whether the Bank pays dividends to it. As a practical matter, restrictions on the ability of the Bank to pay dividends act as restrictions on the amount of funds available for the payment of dividends by Peapack. As a New Jersey chartered commercial bank, the Bank is subject to the restrictions on the payment of dividends contained in the New Jersey Banking Act of 1948, as amended (the “Banking Act”). Under the Banking Act, the Bank may pay dividends only out of retained earnings, and out of surplus to the extent that surplus exceeds 50 percent of stated capital. Under the Financial Institutions Supervisory Act, the Federal Deposit Insurance Corporation (the “FDIC”) has the authority to prohibit a state-chartered bank from engaging in conduct that, in the FDIC’s opinion, constitutes an unsafe or unsound banking practice. Under certain circumstances, the FDIC could claim that the payment of a dividend or other distribution by the Bank to Peapack constitutes an unsafe or unsound practice. The Corporation is also subject to Federal Reserve Board (the “FRB”) policies, which may, in certain circumstances, limit its ability to pay dividends. The FRB policies require, among other things, that a bank holding company maintain a minimum capital base and serve as a source of strength to its subsidiary bank. The FRB by supervisory letters has advised holding companies that it is has supervisory concerns when the level of dividends is too high and would seek to prevent dividends if the dividends paid by the holding company exceeded its earnings. The FRB would most likely seek to prohibit any dividend payment that would reduce a holding company’s capital below these minimum amounts.

Voting Rights.  At meetings of shareholders, holders of our common stock are entitled to one vote per share. The quorum for shareholders’ meetings is a majority of the outstanding shares. Generally, actions and authorizations to be taken or given by shareholders require the approval of a majority of the votes cast by holders of our common stock at a meeting at which a quorum is present. The adoption of plan of merger or consolidation or the sale of all or substantially all of our assets requires the approval of a majority of the votes cast by holders of our common stock.

Liquidation Rights.  In the event of liquidation, dissolution or winding up of Peapack, holders of our common stock are entitled to share equally and ratably in assets available for distribution after payment of debts and liabilities, subject to the rights of the holders of any preferred stock.

Assessment and Redemption.  All outstanding shares of our common stock are fully paid and non-assessable. Our common stock is not redeemable at the option of the issuer or the holders thereof.

Preemptive Rights.  Holders of shares of our common stock have no preemptive rights.

Other Matters.  Our common stock trades on the NASDAQ Global Select Market under the ticker symbol “PGC.”

Certain Anti-Takeover Matters

Certain provisions of New Jersey law and of our Restated Certificate of Incorporation and Bylaws could make it more difficult for a third party to acquire control of Peapack or have the effect of discouraging a third party from attempting to acquire control of Peapack. Certain provisions of the Restated Certificate of Incorporation and Bylaws may make it less likely that Peapack’s management would be changed or that someone would acquire voting control of Peapack without the Board’s consent. These provisions could make it more difficult for a third party to acquire Peapack even if an acquisition might be in the best interest of Peapack’s shareholders.

Shareholder Vote on Certain Transactions.  If any corporation, banking institution, person or entity is either (a) the beneficial owner, directly or indirectly, of more than 5 percent of the outstanding shares of any class of stock of Peapack entitled to vote in the election of directors or the assignee of, or otherwise the successor to, any shares of such stock of Peapack from a corporation, banking institution, person or entity that within the preceding two-year period was a more than 5 percent beneficial owner (where any such assignment or succession occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of that term under the Securities Act of 1933, as amended); or (b) is an affiliate (as defined in the Securities and Exchange Act of 1934) of Peapack and at any time within the preceding two-year period was the beneficial owner, directly or indirectly, of more than 5% of the outstanding shares of any class of stock of Peapack entitled to vote in the election of directors and engages in any of the following transactions, the transaction is subject to approval by the affirmative vote of 80 percent of the shareholders of Peapack entitled to vote in the election of directors:

•	any merger or consolidation of Peapack with or into any other corporation, banking institution, person or entity;
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any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or series of transactions) of assets or of the deposit liabilities of Peapack that, in the case of either assets or of deposit liabilities, total 10 percent or more of the value of the assets or of the deposit liabilities of the corporation on a consolidated basis to any other corporation, banking  institution, person or entity;

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any sale, lease, exchange, mortgage pledge, transfer or other disposition (in one transaction or a series of transactions) to Peapack of any assets of any other corporation, banking institution, person or entity in exchange for voting securities (or securities convertible into or exchangeable for voting securities or any options, warrants or rights to purchase any of the same) of the bank constituting (after giving effect to any conversion, exchange or right) 5 percent or more of the outstanding voting securities of Peapack; or

•

any reclassification of securities, or recapitalization of Peapack proposed by, on behalf of or pursuant to any arrangement with any other corporation, banking institution, person or entity that has the effect, directly or indirectly, of increasing the proportionate share of the outstanding securities of Peapack of which that other corporation, banking institution, person or entity is the beneficial owner;

•

the issuance (in one transaction or a series of transactions) to any other corporation, banking institution, person or entity, of voting securities (or securities convertible into or exchangeable for voting securities or any options, warrants or rights to purchase any of the same) of Peapack constituting (after giving effect to any conversion, exchange or right) 5 percent or more of the outstanding voting securities of Peapack; or

•

the adoption of any plan or proposal for the liquidation or dissolution of Peapack- proposed by, on behalf of or pursuant to any arrangement with any other corporation, banking institution, person or entity.

In any of the above transactions, the affirmative vote of 80 percent of the shareholders of Peapack-Gladstone entitled to vote in the election of directors is not required if (1) at least two-thirds of the Board of Directors approved the transaction before the time that the entity or affiliate became the beneficial owner of more than 5% of the outstanding shares of any class of stock entitled to vote in the election of directors; (2) the transaction is a merger, consolidation, or disposition to any other banking institution or corporation of which a majority of the outstanding shares of all classes of stock entitled to vote in elections of directors is owned of record or beneficially by Peapack and its subsidiaries and so long as, if Peapack is not the surviving banking institution, each beneficial owner of shares of stock of Peapack receives the same type of consideration in such transaction and the provisions of this rule are continued in effect or adopted by such surviving banking institution as part of its certificate of incorporation; or (3) the transaction is required or ordered by any federal or state regulatory agency; provided the Board of Directors referred to in (1) of this paragraph passing upon such transaction must be comprised of a majority of continuing directors, i.e.,  members of such Board who were elected by the shareholders of Peapack before that time, that any such shareholder became the beneficial owner, directly or indirectly, of more than 5 percent of any class of the stock of Peapack entitled to vote in elections of directors, or who were appointed to succeed a continuing director by a majority of continuing directors.

Preferred Stock.  The Board can, at any time, under the Restated Certificate of Incorporation and without shareholder approval, issue one or more new series of preferred stock. In some cases, the issuance of preferred stock without shareholder approval could discourage or make more difficult attempts to take control of Peapack through a merger, tender offer, proxy contest or otherwise.  Preferred stock with special voting rights or other features issued to persons favoring Peapack’s management could stop a takeover by preventing the person trying to take control of Peapack from acquiring enough voting shares necessary to take control.

Advance Notice Requirements. The Bylaws establish advance notice procedures with regard to shareholder proposals relating to nominations for the election of directors or other business to be brought before meetings of Peapack’s shareholders.  These procedures provide that notice of such shareholder proposals must be timely given to Peapack’s corporate secretary prior to the meeting at which the action is to be taken.  The notice must contain certain information specified in the Bylaws and must otherwise comply with the Bylaws.

Vacancies.  Under the Bylaws, a majority vote of the Board may increase or decrease the number of directors.  Any director may be removed at any time with or without cause by the affirmative vote of the holders of a majority of the voting power of the outstanding shares then entitled to vote at an election of directors. Any vacancy on the Board or newly created directorship will be filled by a majority vote of the remaining directors then in office, and those newly elected directors will serve for a term expiring at the next annual meeting of shareholders, and until such director’s successor has been elected and qualified.

Amendment of Bylaws. The Bylaws may be adopted, amended or repealed by a majority of the Board, subject to certain limitations in the Bylaws. Peapack’s shareholders also have the power to adopt, amend or repeal the Bylaws.